TERRAPIN ENTERPRISES, INC.
17 Carlton Road
Monsey, New York 10952

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about December 8, 2006 to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of Terrapin Enterprises, Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Marcus Segal to the Board of Directors of the Company (the “Board”). The appointment of Mr. Segal as a director of the Company was made in connection with the Purchase and Sale Agreement dated December 5, 2006 (the “Purchase and Sale Agreement”) executed by and among Simona Hirsch, the principal shareholder and President and Chief Executive Officer of the Company and Dr. Jacob Hiller, a shareholder, Secretary and Treasurer of the Company (together, the “Sellers) and Marcus Segal (the “Purchaser”). The Purchase and Sale Agreement provided, among other things, for the sale of 7,600,000 shares of common stock of the Company (the “Purchased Shares”) by the Sellers to the Purchaser (the “Purchase Transaction”) for the aggregate purchase price ($50,000). The Purchased Shares represent an aggregate of 73.8% of the issued and outstanding share capital of the Company on a fully-diluted basis. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds. The Purchase and Sale Agreement was signed and closed on December 5, 2006.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

Effective as of December 5, 2006, in connection with the closing of the Purchase Transaction, (i) Simona Hirsch and Dr. Jacob Hiller resigned from their positions as officers of the Company and (ii) the Board of Directors of the Company elected Marcus Segal to serve as a director and as President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

The information contained in this Information Statement concerning Marcus Segal has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to December 5, 2006. The principal executive offices of the Company are currently located at 7 Carlton Road Monsey, NY 10952.

GENERAL

There are currently 10,290,000 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Purchase and Sale Agreement, the Board consists of two members, Marcus Segal and Simona Hirsch. Mrs. Hirsch will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Mr. Segal shall remain as the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of December 5, 2006.

Name	Age	Positions and Offices

Marcus Segal	34	President, Chief Executive Officer,
		Chief Financial Officer, Chief
		Accounting Officer, and Director

Simona Hirsch	34	Director

Marcus Segal. Mr. Segal became a director and the President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company as of the close of business on December 5, 2006. Mr. Segal currently serves as a member of the Board of Directors of the Sockeye Seafood Group, Inc. (now known as Stargold Mines, Inc.) and was appointed its Chief Executive Officer, Chief Financial Officer, Secretary, and Principal Accounting Officer. Mr. Segal also serves as a director and the Chief Financial Officer of Star Energy Corporation, an oil and gas company. He serves as Vice President of Operations and Acting CFO for Vindicia Inc, a technology company specializing in credit card fraud prevention. Prior to joining Vindicia, Mr. Segal served as Vice President of Operations at EMusic.com, a leading Internet-based music subscription service, where he was responsible for the HR, Production, Customer Service, Royalty Administration, and Business Affairs departments of eMusic through the Company's acquisition by Vivendi/Universal's Universal Music Group in 2002. Prior to EMusic, Mr. Segal served as the Executive in Charge of Production/COO for The Documedia Group, an award-winning documentary production company based in Los Angeles. His projects included the 52-hour Sworn to Secrecy series for The History Channel and The Last Days of WWII for the A&E Network, for which he was nominated for an Emmy. Mr. Segal holds an MBA from Pepperdine University's Graziadio School of Business, was named a National Journalism Center Fellow in 1996, and received a BA in English Literature from the University of California at Santa Barbara.

Simona Hirsch. Mrs. Hirsch attended New York University where she received her bachelor’s degree in social work in 1992. Mrs. Hirsch also completed internships working with autistic children as well as with the Teen Parenting Program in New York City where she was responsible for aiding young single teen parents to obtain the housing, clothing and other necessities of the young mothers and child(ren). Since the year 2000, Mrs. Hirsch has been a home-maker raising her children.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointment of Mr. Segal, he was not a director of, nor did he hold any position with the Company. Mr. Segal has consented to serve as a director of the Company, to the best of its knowledge, Mr. Segal (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. We are not aware of any instances when an executive officer, director or owners of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

No director or officer of the Company has received compensation during the last three fiscal years. The Company does not have any employment or any similar agreements with its officers. No options were granted to any employee or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of December 5, 2006, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 10,290,000 shares of Common Stock issued and outstanding. There are no options, warrants or other securities convertible into shares of common stock. Unless otherwise indicated, the business address of such person is c/o 7 Carlton Road Monsey, NY 10952.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Marcus Segal	7,600,000	73.8%

All directors and executive officers as a group (1person)	7,600,000	73.8%

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Purchase and Sale Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Purchase and Sale Agreement is attached as an exhibit to this Information Statement.

On December 5, 2006, the Sellers entered into a Purchase and Sale Agreement which provided, among other things, for the sale of 7,600,000 shares of common stock of the Company (the “Purchased Shares”) to Marcus Segal (the “Purchaser) for the aggregate purchase price of fifty thousand dollars (the “Purchase Transaction”). The Purchased Shares represent an aggregate of 73.8% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;

-	any person proposed as a nominee for election as a director;

-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

-	any relative or spouse of any of the foregoing persons who has the same house as such person.